FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2004

HOLMES FINANCING (No 3) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 3 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	351,709	23,853,528
Replenishment	14,374	1,169,135
Repurchased	(7,388)	(573,098)
Redemptions	(8,899)	(592,352)
Losses	(24)	(16)
Capitalised Interest	0	3,336
Other Movements	0	0
Carried Forward	349,772	23,860,533

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	694,283	50,077,270
Repurchased	(208,475)	(14,578,160)
Redemptions	(250,807)	(18,064,705)
Losses	(420)	(777)
Capitalised Interest	0	27,691
Other Movements	0	0
Carried Forward	349,772	23,860,533

	Period CPR	Annualised CPR	
1 Month	4.88%	75.33%	**(including
3 Month	14.05%	70.45%	redemptions and
12 Month	64.90%	64.90%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	36.85	months
Weighted Average Loan size	£68,217.39	
Weighted Average LTV	74.49%	*** (see below)
Weighted Average Remaining Term	18.51	Years

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	8,747,271	36.66%
Fixed Rate	4,015,728	16.83%
Tracker Rate	11,097,534	46.51%
	23,860,533	100.00%

As at 08 March 2004 approximately 7% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,268,162	26.27%
Interest Only	2,805,999	11.76%
Repayment	14,786,372	61.97%
	23,860,533	100.00%

As at 08 March 2004 approximately 8.5% of the loans were self-certified

Loan Purpose Analysis	£000's	%
Purchase	20,615,501	86.40%
Remortgage	3,245,032	13.60%
	23,860,533	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 March 2004	6.00%
01 December 2003	5.75%
01 August 2003	5.54%
01 March 2003	5.79%

Geographic Analysis

Region	Number	£000's	%
East Anglia	13,897	880,345	3.69%
East Midlands	18,873	1,102,842	4.62%
Greater London	57,330	5,086,151	21.32%
North	14,883	744,997	3.12%
North West	40,397	2,168,669	9.09%
Scotland	22,859	1,214,207	5.09%
South East	89,842	7,354,112	30.82%
South West	27,284	1,834,928	7.69%
Wales	17,565	896,002	3.76%
West Midlands	24,036	1,405,222	5.89%
Yorkshire and Humberside	22,072	1,129,018	4.73%
Unknown	734	44,040	0.18%
Total	349,772	23,860,533	100.00%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	8,385	345,211	1.45%
25.01 - 50.00	47,937	2,723,932	11.42%
50.01 - 75.00	109,780	8,101,806	33.95%
75.01 - 80.00	19,634	1,485,998	6.23%
80.01 - 85.00	24,758	1,936,137	8.11%
85.01 - 90.00	49,130	3,846,954	16.12%
90.01 - 95.00	90,148	5,420,495	22.72%
Total	349,772	23,860,533	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	341,021	23,307,611	(3,424)	97.70%
1.00 - 1.99 months	5,049	317,826	2,756	1.33%
2.00 - 2.99 months	1,701	107,583	1,656	0.45%
3.00 - 3.99 months	842	51,423	1,123	0.22%
4.00 - 4.99 months	400	24,174	671	0.10%
5.00 - 5.99 months	251	16,051	547	0.07%
6.00 - 11.99 months	383	23,180	1,162	0.10%
12 months and over	52	3,465	354	0.01%
Properties in Possession	73	4,066	309	0.02%
Total	349,772	23,855,379	5,154	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	12,756,557	11,096,971
Replenishment of Assets	0	1,169,135
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,165,450)
Allocation of Losses	(8)	(8)
Share of Capitalised Interest	1,785	1,551
Payment Re Capitalised Interest	(1,785)	1,785
Balance Carried Forward	12,756,549	11,103,984

Carried Forward Percentage	53.46297%	46.53703%

Minimum Seller Share	954,421	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	608,163
Additional Amounts Accumulated	8
Payment of Notes	0
Carried Forward	608,171

Target Balance	608,160	payable on 15th April 2004

Liquidity Facilities

	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *

Quarter to 15/01/04	0.4098%
Quarter to 15/10/03 (Restated)**	0.3433%
Quarter to 15/07/03 (Restated)**	0.3852%
Quarter to 15/04/03 (Restated)**	0.3806%

*Excess spread is calculated by reference to deferred consideration
 (determined according to relevant accounting policies) for the period,
 adjusted for non-cash related items and items relating to amounts
 falling due after transfers to the first and second reserve funds in the
 Funding Revenue Priority of Payments, expressed as a percentage of
 the average note balance over that period.

**The figures for excess spread in prior periods have been restated to
  incorporate the cumulative effects of accounting adjustments. This
 restatement does not affect the past or current cash value of amounts
 standing to the credit of either the first or the second reserve funds.

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/01/2004	£292,045,557.96	£56,890,739.99
Required Amount as at 15/01/2004	£350,000,000.00	£122,161,456.00
Percentage of Notes	2.18%	0.42%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	83	4,711
Repossessed in Period	15	2,520
Sold in Period	(25)	(2,856)
Carried Forward	73	4,375

	Cumulative	
	Number	£000's
Repossessed to date	503	29,929
Sold to date	(430)	(25,554)
Carried Forward	73	4,375

Repossession Sales Information

Average time Possession to Sale	80 Days
Average arrears at time of Sale	£3,282

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

MIG Claim Status

	Number	£000's
MIG Claims made	197	1,364
MIG Claims outstanding	4	20

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7
04Q1	-	-	-	-	-	-	-
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 22 March 2004   **By / s / Natalie Weedon**
(Authorised Signatory)